02017113

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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RECD S.E.C.
FEB 2 2 2002
080

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Wells Fargo Asset Securities Corporation
Exact name of registrant as specified in charter

0001011663
Registrant CIK Number

8-K FOR 2-15-02
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-2209 ~~333-74308~~
SEC file number, if available

____
Name of Person Filing the Document (If other than the Registrant)

PROCESSED
FEB 2 7 2002
THOMSON FINANCIAL

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Frederick, State of Maryland, February 22, 2002.

Wells Fargo Asset Securities Corporation
(Registrant)

By: [signature]
Name: Alan S. McKenney
Title: Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ____________, ______, that the information set forth in this statement is true and complete.

By: ____________________
(Name)

____
(Title)

Greenwich Capital Markets

Yield Sensitivity Table

February 19, 2002 07:08 PM
User: mercadk
As of February 19, 2002, 07:08 PM

Bond Class	
Name / Class:	WFM0203FS2 A1
Cusip:	
Coupon:	5.500 %
Formula:	N/A
Orig. Balance:	$41,801,400.00
Factor:	1.00000000
Factor date:	11/01/2001
Current Cap:	N/A
Current Floor:	N/A
Cur. Balance:	$41,801,400.00

Class Description	
PAC Bands:	N/A
Settlement Date:	02/28/2002
Issue Date:	02/01/2002
First Pay Date:	03/25/2002
Maturity Date:	N/A
Days Delay:	24

Collateral Description	
Coll. Type:	WL
Orig. Balance:	$500,492,022.97
Net Coupon:	6.632 %
Gross Coupon:	6.899 %
Srvc Fee:	0.268 %
Orig. Term:	360 mos
Current WAM:	357 mos
Current Age:	1 mos

Price	100PSA	130PSA	200PSA	300PSA	350PSA	400PSA	500PSA
101-18+	4.941	4.850	4.850	4.850	4.850	4.833	4.769
101-19+	4.931	4.838	4.838	4.838	4.838	4.821	4.756
101-20+	4.921	4.827	4.827	4.827	4.827	4.809	4.743
101-21+	4.911	4.815	4.815	4.815	4.815	4.797	4.730
101-22+	4.901	4.804	4.804	4.804	4.804	4.786	4.718
101-23+	4.891	4.792	4.792	4.792	4.792	4.774	4.705
101-24+	4.881	4.781	4.781	4.781	4.781	4.762	4.692
101-25+	4.871	4.770	4.770	4.770	4.770	4.750	4.679
101-26+	4.861	4.758	4.758	4.758	4.758	4.739	4.667
WAL:	3.49	2.99	2.99	2.99	2.99	2.91	2.64
Mod. Dur:	3.06	2.67	2.67	2.67	2.67	2.60	2.39
Spread	115.8	128.5	128.5	128.5	128.5	130.3	135.3
First Prin:	03/2002	03/2002	03/2002	03/2002	03/2002	03/2002	03/2002
Last Prin:	07/2008	06/2007	06/2007	06/2007	06/2007	12/2006	02/2006
Bench:	AL	AL	AL	AL	AL	AL	AL

These Computational Materials should be accompanied by a one page Disclaimer
which must be read in its entirety by the addressee of this communication.
If such disclaimer is not attached hereto, please contact your Greenwich Capital Sals Representative.

	3 Month	6 Month	1 Year	2 Year	3 Year	5 Year	10 Year	30 Year
OffTR Yld	1.696	1.862	2.239	3.034	3.664	4.403	5.214	5.654
OnTR/Swp Spd	1.746	1.862	2.261	3.057/40	3.475/67	4.311/64	4.999/72	5.464/69
OnTR Price	99-18	99-02+	102-14	99-28+	106-00+	96-17+	99-01	98-23

1 Mo L	3Mo L	11Cof	Prime
1.848	1.871	3.074	4.750

15Mtg	30Mtg	FN 6.5	FN 6.0
6.195	6.741	101-04	98-30

CAP VOLS (years)					
1	2	3	5	10	30
36.630	32.770	28.840	25.060	21.320	18.480

SWAPTION VOLS (years)			
3 X 5	1 X 10	5 X 10	10 X 10
19.600	20.780	16.580	13.370

Prepay Model Knobs	Turnover Level	Turnover Ramp	Refi Vol	Refi Elbow Shift	Burnout Severity	Burnout Timing	Lockin Sverity	Lockin Rate	Mtg Rate Shift	Surge	Model Version
Settings	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	30

Greenwich Capital Markets

Yield Sensitivity Table

February 19, 2002 07:12 PM
User: mercadk
As of February 19, 2002, 07:11 PM

Bond Class	
Name / Class:	WFM0203FS2 A2
Cusip:	
Coupon:	2.230 %
Formula:	1.0000 x 1MLIB + 0.4000
Orig. Balance:	$27,867,600.00
Factor:	1.00000000
Factor date:	11/01/2001
Current Cap:	8
Current Floor:	0.4
Cur. Balance:	$27,867,600.00

Class Description	
PAC Bands:	N/A
Settlement Date:	02/28/2002
Issue Date:	02/25/2002
First Pay Date:	03/25/2002
Maturity Date:	N/A
Days Delay:	0

Collateral Description	
Coll. Type:	WL
Orig. Balance:	$500,492,022.97
Net Coupon:	6.632 %
Gross Coupon:	6.899 %
Srvc Fee:	0.268 %
Orig. Term:	360 mos
Current WAM:	357 mos
Current Age:	1 mos

Price	100PSA	130PSA	200PSA	300PSA	350PSA	400PSA	500PSA
99-28	2.293	2.300	2.300	2.300	2.300	2.301	2.306
99-29	2.284	2.289	2.289	2.289	2.289	2.290	2.293
99-30	2.274	2.278	2.278	2.278	2.278	2.279	2.281
99-31	2.265	2.267	2.267	2.267	2.267	2.267	2.269
100-00	2.255	2.256	2.256	2.256	2.256	2.256	2.256
100-01	2.246	2.245	2.245	2.245	2.245	2.245	2.244
100-02	2.236	2.234	2.234	2.234	2.234	2.233	2.232
100-03	2.227	2.223	2.223	2.223	2.223	2.222	2.219
100-04	2.217	2.212	2.212	2.212	2.212	2.211	2.207

WAL:	3.49	2.99	2.99	2.99	2.99	2.91	2.64
Mod. Dur:	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Spread	-138.9	-117.0	-117.0	-117.0	-117.0	-113.4	-101.8
First Prin:	03/2002	03/2002	03/2002	03/2002	03/2002	03/2002	03/2002
Last Prin:	07/2008	06/2007	06/2007	06/2007	06/2007	12/2006	02/2006
Bench:	AL	AL	AL	AL	AL	AL	AL

	3 Month	6 Month	1 Year	2 Year	3 Year	5 Year	10 Year	30 Year
OffTR Yld	1.712	1.849	2.190	2.964	3.587	4.302	5.042	5.519
OnTR/Swp Spd	1.757	1.852	2.229	2.983/40	3.393/69	4.211/68	4.904/73	5.354/73
OnTR Price	99-18	99-02+	102-16	100-01	106-08	96-30+	100-23	100-10

1 Mo L	3Mo L	11Cof	Prime
1.841	1.871	3.074	4.750

15Mtg	30Mtg	FN 6.5	FN 6.0
6.166	6.721	101-04	98-30

CAP VOLS (years)					
1	2	3	5	10	30
36.900	32.980	29.040	25.110	21.300	18.480

SWAPTION VOLS (years)			
3 X 5	1 X 10	5 X 10	10 X 10
19.910	20.970	16.820	13.640

Prepay Model Knobs	Turnover Level	Turnover Ramp	Refi Vol	Refi Elbow Shift	Burnout Severity	Burnout Timing	Lockin Sverity	Lockin Rate	Mtg Rate Shift	Surge	Model Version
Settings	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	30

February 19, 2002 07:15 PM
User: mercadk
As of February 19, 2002, 07:15 PM

Greenwich Capital Markets

Yield Sensitivity Table

Bond Class		
Name / Class:	WFM0203FS2	A4
Cusip:		
Coupon:	6.500 %	
Formula:	N/A	
Orig. Balance:	$21,000,000.00	
Factor:	1.00000000	
Factor date:	11/01/2001	
Current Cap:	N/A	
Current Floor:	N/A	
Cur. Balance:	$21,000,000.00	

Class Description	
PAC Bands:	N/A
Settlement Date:	02/28/2002
Issue Date:	02/01/2002
First Pay Date:	03/25/2002
Maturity Date:	N/A
Days Delay:	24

Collateral Description	
Coll. Type:	WL
Orig. Balance:	$500,492,022.97
Net Coupon:	6.632 %
Gross Coupon:	6.899 %
Srvc Fee:	0.268 %
Orig. Term:	360 mos
Current WAM:	357 mos
Current Age:	1 mos

Price	100PSA	150PSA	200PSA	300PSA	350PSA	400PSA	500PSA
89-25+	7.113	7.189	7.276	7.469	7.573	7.683	7.916
89-26+	7.111	7.187	7.274	7.466	7.570	7.679	7.912
89-27+	7.110	7.185	7.271	7.463	7.567	7.676	7.907
89-28+	7.108	7.183	7.269	7.460	7.563	7.672	7.903
89-29+	7.106	7.181	7.267	7.457	7.560	7.668	7.898
89-30+	7.104	7.179	7.264	7.454	7.557	7.665	7.894
89-31+	7.103	7.177	7.262	7.451	7.553	7.661	7.889
90-00+	7.101	7.175	7.260	7.448	7.550	7.657	7.885
90-01+	7.099	7.173	7.257	7.445	7.547	7.653	7.880

WAL:	22.13	19.22	16.85	13.05	11.59	10.37	8.43
Mod. Dur:	19.60	17.10	14.94	11.65	10.41	9.36	7.71
Spread	177.1	190.6	204.1	231.0	244.3	257.7	297.9
First Prin:	05/2018	06/2015	07/2013	12/2010	01/2010	03/2009	02/2008
Last Prin:	12/2031	12/2031	12/2031	12/2031	12/2031	12/2031	12/2031
Bench:	AL	AL	AL	AL	AL	AL	AL

	3 Month	6 Month	1 Year	2 Year	3 Year	5 Year	10 Year	30 Year
OffTR Yld	1.626	1.818	2.263	3.159	3.804	4.510	5.220	5.653
OnTR/Swp Spd	1.710	1.826	2.278	3.183/35	3.594/68	4.417/67	5.075/71	5.479/67
OnTR Price	99-19	99-04	102-22+	99-20+	105-24	96-02	99-14	98-16

1 Mo L	3Mo L	11Cof	Prime
1.828	1.844	3.368	4.750

15Mtg	30Mtg	FN 6.5	FN 6.0
6.334	6.886	101-04	98-30

CAP VOLS (years)					
1	2	3	5	10	30
33.490	31.010	28.020	24.790	21.370	18.530

SWAPTION VOLS (years)			
3 X 5	1 X 10	5 X 10	10 X 10
19.630	20.740	16.590	13.580

Prepay Model Knobs	Turnover Level	Turnover Ramp	Refi Vol	Refi Elbow Shift	Burnout Severity	Burnout Timing	Lockin Sverity	Lockin Rate	Mtg Rate Shift	Surge	Model Version
Settings	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	30

Greenwich Capital Markets

Yield Sensitivity Table

February 19, 2002 07:19 PM
User: mercadk
As of February 19, 2002, 07:19 PM

Bond Class	
Name / Class:	WFM0203FS2 A5
Cusip:	
Coupon:	6.500 %
Formula:	N/A
Orig. Balance:	$31,822,100.00
Factor:	1.00000000
Factor date:	11/01/2001
Current Cap:	N/A
Current Floor:	N/A
Cur. Balance:	$31,822,100.00

Class Description	
PAC Bands:	N/A
Settlement Date:	02/28/2002
Issue Date:	02/01/2002
First Pay Date:	03/25/2002
Maturity Date:	N/A
Days Delay:	24

Collateral Description	
Coll. Type:	WL
Orig. Balance:	$500,492,022.97
Net Coupon:	6.632 %
Gross Coupon:	6.899 %
Srvc Fee:	0.268 %
Orig. Term:	360 mos
Current WAM:	357 mos
Current Age:	1 mos

Price	100PSA	150PSA	200PSA	300PSA	350PSA	400PSA	500PSA
100-05	6.524	6.519	6.511	6.491	6.482	6.472	6.453
100-06	6.521	6.515	6.506	6.486	6.476	6.466	6.446
100-07	6.517	6.511	6.502	6.481	6.470	6.459	6.438
100-08	6.514	6.507	6.497	6.475	6.464	6.453	6.431
100-09	6.510	6.503	6.493	6.470	6.458	6.446	6.423
100-10	6.506	6.499	6.489	6.464	6.452	6.439	6.415
100-11	6.503	6.495	6.484	6.459	6.446	6.433	6.408
100-12	6.499	6.491	6.480	6.453	6.440	6.426	6.400
100-13	6.495	6.487	6.476	6.448	6.434	6.420	6.393

WAL:	13.28	11.55	9.88	7.38	6.54	5.88	4.92
Mod. Dur:	8.59	7.88	7.08	5.68	5.17	4.74	4.08
Spread	149.6	153.3	158.0	188.8	198.6	206.1	216.6
First Prin:	09/2010	09/2010	08/2010	03/2008	06/2007	12/2006	02/2006
Last Prin:	05/2018	05/2015	07/2013	12/2010	12/2009	03/2009	02/2008
Bench:	AL	AL	AL	AL	AL	AL	AL

	3 Month	6 Month	1 Year	2 Year	3 Year	5 Year	10 Year	30 Year
OffTR Yld	1.671	1.824	2.180	2.960	3.592	4.339	5.146	5.601
OnTR/Swp Spd	1.726	1.826	2.208	2.971/40	3.393/70	4.237/68	4.931/76	5.417/73
OnTR Price	99-18+	99-03+	102-16	100-02	106-08	96-27	99-18	99-12+

1 Mo L	3Mo L	11Cof	Prime
1.840	1.870	3.074	4.750

15Mtg	30Mtg	FN 6.5	FN 6.0
6.195	6.754	101-04	98-30

CAP VOLS (years)					
1	2	3	5	10	30
36.480	33.040	28.940	25.110	21.310	18.540

SWAPTION VOLS (years)			
3 X 5	1 X 10	5 X 10	10 X 10
19.880	21.010	16.870	13.650

Prepay Model Knobs	Turnover Level	Turnover Ramp	Refi Vol	Refi Elbow Shift	Burnout Severity	Burnout Timing	Lockin Sverity	Lockin Rate	Mtg Rate Shift	Surge	Model Version
Settings	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	30

Greenwich Capital Markets

Yield Sensitivity Table

February 19, 2002 07:18 PM
User: mercadk
As of February 19, 2002, 07:18 PM

Bond Class		
Name / Class:	WFM0203FS2	A9
Cusip:		
Coupon:	5.500 %	
Formula:	N/A	
Orig. Balance:	$71,743,000.00	
Factor:	1.00000000	
Factor date:	11/01/2001	
Current Cap:	N/A	
Current Floor:	N/A	
Cur. Balance:	$71,743,000.00	

Class Description	
PAC Bands:	N/A
Settlement Date:	02/28/2002
Issue Date:	02/01/2002
First Pay Date:	03/25/2002
Maturity Date:	N/A
Days Delay:	24

Collateral Description	
Coll. Type:	WL
Orig. Balance:	$500,492,022.97
Net Coupon:	6.632 %
Gross Coupon:	6.899 %
Srvc Fee:	0.268 %
Orig. Term:	360 mos
Current WAM:	357 mos
Current Age:	1 mos

Price	100PSA	150PSA	200PSA	300PSA	335PSA	400PSA	500PSA
100-06+	5.416	5.416	5.416	5.416	5.416	5.408	5.390
100-07+	5.408	5.408	5.408	5.408	5.408	5.399	5.380
100-08+	5.400	5.400	5.400	5.400	5.400	5.390	5.370
100-09+	5.391	5.391	5.391	5.391	5.391	5.381	5.360
100-10+	5.383	5.383	5.383	5.383	5.383	5.372	5.350
100-11+	5.374	5.374	5.374	5.374	5.374	5.363	5.340
100-12+	5.366	5.366	5.366	5.366	5.366	5.354	5.330
100-13+	5.357	5.357	5.357	5.357	5.357	5.345	5.320
100-14+	5.349	5.349	5.349	5.349	5.349	5.336	5.310

WAL:	4.29	4.29	4.29	4.29	4.29	4.01	3.52
Mod. Dur:	3.66	3.66	3.66	3.66	3.66	3.46	3.10
Spread	122.6	122.6	122.6	122.6	122.6	133.9	153.1
First Prin:	02/2003	02/2003	02/2003	02/2003	02/2003	02/2003	02/2003
Last Prin:	11/2009	11/2009	11/2009	11/2009	11/2009	09/2008	06/2007
Bench:	AL	AL	AL	AL	AL	AL	AL

	3 Month	6 Month	1 Year	2 Year	3 Year	5 Year	10 Year	30 Year
OffTR Yld	1.720	1.883	2.282	3.126	3.758	4.463	5.173	5.605
OnTR/Swp Spd	1.757	1.888	2.310	3.155/39	3.560/69	4.372/67	5.037/72	5.435/71
OnTR Price	99-18	99-02+	102-20	99-22+	105-27+	96-08+	99-23	99-04

1 Mo L	3Mo L	11Cof	Prime
1.848	1.869	3.368	4.750

15Mtg	30Mtg	FN 6.5	FN 6.0
6.255	6.820	101-04	98-30

CAP VOLS (years)					
1	2	3	5	10	30
34.670	31.450	28.010	24.480	20.960	18.440

SWAPTION VOLS (years)			
3 X 5	1 X 10	5 X 10	10 X 10
19.600	20.730	16.680	13.720

Prepay Model Knobs	Turnover Level	Turnover Ramp	Refi Vol	Refi Elbow Shift	Burnout Severity	Burnout Timing	Lockin Sverity	Lockin Rate	Mtg Rate Shift	Surge	Model Version
Settings	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	30

Greenwich Capital Markets

Yield Sensitivity Table

February 19, 2002 07:10 PM
User: mercadk
As of February 19, 2002, 07:10 PM

Bond Class	
Name / Class:	WFM0203FS2 A10
Cusip:	
Coupon:	6.500 %
Formula:	N/A
Orig. Balance:	$8,134,000.00
Factor:	1.00000000
Factor date:	11/01/2001
Current Cap:	N/A
Current Floor:	N/A
Cur. Balance:	$8,134,000.00

Class Description	
PAC Bands:	N/A
Settlement Date:	02/28/2002
Issue Date:	02/01/2002
First Pay Date:	03/25/2002
Maturity Date:	N/A
Days Delay:	24

Collateral Description	
Coll. Type:	WL
Orig. Balance:	$500,492,022.97
Net Coupon:	6.632 %
Gross Coupon:	6.899 %
Srvc Fee:	0.268 %
Orig. Term:	360 mos
Current WAM:	357 mos
Current Age:	1 mos

Price	100PSA	150PSA	200PSA	300PSA	335PSA	400PSA	500PSA
100-29	6.376	6.376	6.376	6.376	6.376	6.347	6.303
100-30	6.371	6.371	6.371	6.371	6.371	6.341	6.296
100-31	6.366	6.366	6.366	6.366	6.366	6.335	6.289
101-00	6.360	6.360	6.360	6.360	6.360	6.329	6.283
101-01	6.355	6.355	6.355	6.355	6.355	6.324	6.276
101-02	6.350	6.350	6.350	6.350	6.350	6.318	6.269
101-03	6.345	6.345	6.345	6.345	6.345	6.312	6.262
101-04	6.340	6.340	6.340	6.340	6.340	6.307	6.255
101-05	6.335	6.335	6.335	6.335	6.335	6.301	6.249

WAL:	8.02	8.02	8.02	8.02	8.02	6.81	5.55
Mod. Dur:	6.09	6.09	6.09	6.09	6.09	5.36	4.54
Spread	167.0	167.0	167.0	167.0	167.0	181.5	195.1
First Prin:	11/2009	11/2009	11/2009	11/2009	11/2009	09/2008	06/2007
Last Prin:	06/2010	06/2010	06/2010	06/2010	06/2010	03/2009	11/2007
Bench:	AL	AL	AL	AL	AL	AL	AL

These Computational Materials should be accompanied by a one page Disclaimer
which must be read in its entirety by the addressee of this communication.
If such disclaimer is not attached hereto, please contact your Greenwich Capital Sals Representative.

	3 Month	6 Month	1 Year	2 Year	3 Year	5 Year	10 Year	30 Year
OffTR Yld	1.712	1.849	2.190	2.964	3.587	4.302	5.042	5.519
OnTR/Swp Spd	1.757	1.852	2.229	2.983/40	3.393/69	4.211/68	4.904/73	5.354/73
OnTR Price	99-18	99-02+	102-16	100-01	106-08	96-30+	100-23	100-10

1 Mo L	3Mo L	11Cof	Prime
1.841	1.871	3.074	4.750

15Mtg	30Mtg	FN 6.5	FN 6.0
6.166	6.721	101-04	98-30

CAP VOLS (years)					
1	2	3	5	10	30
36.900	32.980	29.040	25.110	21.300	18.480

SWAPTION VOLS (years)			
3 X 5	1 X 10	5 X 10	10 X 10
19.910	20.970	16.820	13.640

Prepay Model Knobs	Turnover Level	Turnover Ramp	Refi Vol	Refi Elbow Shift	Burnout Severity	Burnout Timing	Lockin Sverity	Lockin Rate	Mtg Rate Shift	Surge	Model Version
Settings	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	30

Greenwich Capital Markets

Yield Sensitivity Table

February 19, 2002 07:13 PM
User: mercadk
As of February 19, 2002, 07:13 PM

Bond Class	
Name / Class:	WFM0203FS2 A11
Cusip:	
Coupon:	6.500 %
Formula:	N/A
Orig. Balance:	$38,882,000.00
Factor:	1.00000000
Factor date:	11/01/2001
Current Cap:	N/A
Current Floor:	N/A
Cur. Balance:	$38,882,000.00

Class Description	
PAC Bands:	N/A
Settlement Date:	02/28/2002
Issue Date:	02/01/2002
First Pay Date:	03/25/2002
Maturity Date:	N/A
Days Delay:	24

Collateral Description	
Coll. Type:	WL
Orig. Balance:	$500,492,022.97
Net Coupon:	6.632 %
Gross Coupon:	6.899 %
Srvc Fee:	0.268 %
Orig. Term:	360 mos
Current WAM:	357 mos
Current Age:	1 mos

Price	100PSA	150PSA	200PSA	300PSA	335PSA	400PSA	500PSA
99-28	6.553	6.553	6.553	6.553	6.553	6.548	6.541
99-29	6.549	6.549	6.549	6.549	6.549	6.543	6.535
99-30	6.545	6.545	6.545	6.545	6.545	6.539	6.530
99-31	6.540	6.540	6.540	6.540	6.540	6.534	6.524
100-00	6.536	6.536	6.536	6.536	6.536	6.530	6.519
100-01	6.532	6.532	6.532	6.532	6.532	6.525	6.513
100-02	6.528	6.528	6.528	6.528	6.528	6.520	6.508
100-03	6.524	6.524	6.524	6.524	6.524	6.516	6.502
100-04	6.520	6.520	6.520	6.520	6.520	6.511	6.497
WAL:	10.98	10.98	10.98	10.98	10.98	9.24	7.36
Mod. Dur:	7.57	7.57	7.57	7.57	7.57	6.71	5.65
Spread	160.6	160.6	160.6	160.6	160.6	172.8	197.1
First Prin:	06/2010	06/2010	06/2010	06/2010	06/2010	03/2009	11/2007
Last Prin:	10/2017	10/2017	10/2017	10/2017	10/2017	05/2015	07/2012
Bench:	AL	AL	AL	AL	AL	AL	AL

These Computational Materials should be accompanied by a one page Disclaimer which must be read in its entirety by the addressee of this communication. If such disclaimer is not attached hereto, please contact your Greenwich Capital Sals Representative.

	3 Month	6 Month	1 Year	2 Year	3 Year	5 Year	10 Year	30 Year
OnTR Yld	1.682	1.820	2.153	2.913	3.540	4.292	5.123	5.585
OnTR/Swp Spd	1.731	1.836	2.201	2.930/40	3.352/69	4.196/67	4.905/74	5.402/71
OnTR Price	99-19	99-04	102-16+	100-04	106-11+	97-00+	99-24+	99-19+

1 Mo L	3Mo L	11Cof	Prime
1.838	1.864	3.074	4.750

15Mtg	30Mtg	FN 6.5	FN 6.0
6.132	6.690	101-04	98-30

CAP VOLS (years)					
1	2	3	5	10	30
36.530	32.840	28.830	25.100	21.350	18.490

SWAPTION VOLS (years)			
3 X 5	1 X 10	5 X 10	10 X 10
19.920	21.140	16.840	13.630

Prepay Model Knobs	Turnover Level	Turnover Ramp	Refi Vol	Refi Elbow Shift	Burnout Severity	Burnout Timing	Lockin Sverity	Lockin Rate	Mtg Rate Shift	Surge	Model Version
Settings	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	30

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

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